SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        ----------------

                          SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 2)*

                       -----------------

                  MICROLEAGUE MULTIMEDIA, INC.
                       (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                          59507T 10 0
                         (CUSIP Number)

                       -----------------

                       Jodie W. King, Esq.
                     The Hearst Corporation
                       959 Eighth Avenue
                    New York, New York 10019
                        (212) 649-2103

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)
                       ------------------

                          June 6, 1997
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. &WP5-24;

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59507T 10 0              13D
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       THE HEARST CORPORATION

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)/_/
                                                        (b)/_/
3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                       WC (see Item 3 below)
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
NUMBER OF
SHARES          7.  Sole Voting Power
BENEFICIALLY            892,416
OWNED BY
EACH            8.  Sole Voting Power
REPORTING
PERSON WITH     9.  Sole Dispositive Power
                        926,231*

               10.  Shared Dispositive Power
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        992,416
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                             /_/
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        15.8%   (Based on a total
                                                of 6,271,373 Shares
                                                outstanding, on a fully
                                                diluted basis)
14.     TYPE OF REPORTING PERSON
                          CO

__________________

*  See Item 6 regarding 66,185 shares which are currently held in escrow.

CUSIP No. 59507T 10 0              13D
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       THE HEARST FAMILY TRUST

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)/_/
                                                        (b)/_/
3.      SEC USE ONLY

4.      SOURCE OF FUNDS
                       WC (see Item 3 below)
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                       CALIFORNIA
NUMBER OF
SHARES          7.  Sole Voting Power
BENEFICIALLY            892,416
OWNED BY
EACH            8.  Sole Voting Power
REPORTING
PERSON WITH     9.  Sole Dispositive Power
                        926,231*

               10.  Shared Dispositive Power
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        992,416
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                             /_/
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        15.8%   (Based on a total
                                                of 6,271,373 Shares
                                                outstanding, on a fully
                                                diluted basis)
14.     TYPE OF REPORTING PERSON
                          00

__________________

*  See Item 6 regarding 66,185 shares which are currently held in escrow.

SCHEDULE 13D

     This Amendment No. 2, which relates to Common Stock and Warrants of Microleague Multimedia, Inc., and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst") and the Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on June 16, 1997, as amended by Amendment No. 1 filed with the Commission on June 25, 1997 (as amended, the "Statement").

Item 4.     Purpose of the Transaction.

     Hearst acquired 723,995 shares of Common Stock and Warrants for 100,000 shares of Common Stock of the Issuer pursuant to a June 6, 1997 merger. In addition, Hearst acquired 168,421 shares of Common Stock for investment purposes. Pursuant to the terms of the Acquisition Agreement, promptly following the closings of the transactions contemplated thereby, the Issuer shall cause the Board of Directors of the Issuer to be expanded to ten members and to elect three additional directors, including one person nominated by Hearst. Except as set forth above and below (including Item 6), the Reporting Persons have no present plans or proposals which relate to or would result in
(a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in
(a) through (i) above.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On June 6, 1997, Hearst received 723,995 shares of Common Stock of the Issuer pursuant to the Acquisition Agreement, of which 66,185 shares are held in escrow to secure to the Issuer the right to indemnification under the Acquisition Agreement. Such stock is subject to possible contingencies under an escrow agreement. Hearst received 168,421 shares of Common Stock of the Issuer pursuant to the Stock Purchase Agreement. Hearst received piggyback registration rights under the Acquisition Agreement and the Stock Purchase Agreement. Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

     Exhibit 7.3Escrow Agreement, dated June 6, 1997, among John Connors, as representative of The Hearst Corporation, Ameritech Corporation, Kidsoft, Inc., Daniel D. Barry and Lawrence R. Gross, Microleague Multimedia, Inc. and Summit Bank.

     Exhibit 7.4Acquisition Agreement, dated June 6, 1997, among Microleague Multimedia, Inc., Kidsoft, L.L.C., The Hearst Corporation, Kidsoft Holdings, Inc., Ameritech Corporation, Ameritech Kidsoft Holdings, Inc., Kidsoft, Inc., Daniel D. Barry and Lawrence R. Gross.

     Exhibit 7.5Stock Purchase Agreement, dated June 6, 1997, among Microleague Multimedia, Inc., The Hearst Corporation and Ameritech Corporation.

                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 1997



                                        THE HEARST CORPORATION


                                        By:  /S/ JODIE W. KING
                                           ____________________
                                        Name:     Jodie W. King
                                        Title:    Vice President

                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 1997



                                        THE HEARST FAMILY TRUST


                                        By:  /S/ VICTOR F. GANZI
              				   ______________________
                                        Name:     Victor F. Ganzi
                                        Title:     Trustee

                                EXHIBIT 7.3

                             ESCROW AGREEMENT

                                EXHIBIT 7.4

                          ACQUISITION AGREEMENT

                                EXHIBIT 7.5

                         STOCK PURCHASE AGREEMENT